Exhibit (a)(1)(J)

InvenTrust Properties Corp. C/O DST Systems, Inc. PO Box 219845 Kansas City MO 64121-9845

Date

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Dear Stockholder,

This communication is to inform you that your Letter of Transmittal to tender your InvenTrust Properties Corp. Shares was received after the expiration date and time listed in the Offer to Purchase. The Offer to Purchase commenced on October 27, 2016 with a press release, advertisement in the Wall Street Journal, and mailing of required materials to investors, which were also made available on InvenTrust Properties Corp.’s website. The Offer expired on November 28, 2016 at 5 p.m., New York City time. You are not required to do anything further and the shares you intended to tender with the above referenced request will remain in your account. You will continue to receive distributions on the shares in your account.

If you sent your Letter of Transmittal registered, certified, or via overnight carrier to DST Systems and have a tracking number that verifies your request was received by DST Systems prior to 5 p.m., New York City time on November 28, 2016, please contact your financial advisor or DST Systems at 855-377-0510.

Sincerely,

INVENTRUST PROPERTIES CORP.